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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549

SCHEDULE TO

(Rule 14d-100)

TENDER OFFER STATEMENT UNDER SECTION 14(d)(1) OR 13(e)(1)
OF THE SECURITIES EXCHANGE ACT OF 1934
(Amendment No.                        )*

PHARMACOPEIA, INC.
(Name of Subject Company (Issuer) and Filing Person (Offeror))

OPTIONS TO PURCHASE COMMON STOCK
(Title of Class of Securities)

7171EP101
(CUSIP Number of Class of Securities)
(Underlying Common Stock)

Stephen C. Costalas
Executive Vice President, Corporate
Development, General Counsel and
Secretary
Pharmacopeia, Inc.
P.O. Box 5350
Princeton, NJ 08543-5350
(609) 452-3600
(Name, Address and Telephone Numbers of Person Authorized
to Receive Notices and Communications on Behalf of Filing Persons)

Copy to:

James J. Marino, Esq.
Dechert LLP
Suite 500, 902 Carnegie Center
Princeton, NJ 08540-6531
(609) 955-3211

Calculation of Filing Fee

Transaction Valuation*	Amount of Filing Fee*
$791,213	$32.00

*
Calculated solely for purposes of determining the filing fee. This amount assumes that options to purchase 3,956,061 shares of Common Stock, $0.01 par value, of Pharmacopeia, Inc. will be purchased pursuant to this offer for an aggregate of $791,213 in cash. The actual transaction value will be based on the number of options tendered, if any, which may result in a lesser aggregate amount. The amount of the filing fee, calculated in accordance with Rule 0-11(b) of the Securities Exchange Act of 1934, as amended, equals $39.30 per million dollars of the value of the transaction. The transaction valuation set forth above was calculated for the sole purpose of determining the filing fee and should not be used for any other purpose.

☐
Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid: N/A	Filing Party: N/A
Form or Registration No.: N/A	Date Filed: N/A
☐
Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☐
third-party tender offer subject to Rule 14d-1.

☒
issuer tender offer subject to Rule 13e-4.

☐
going private transaction subject to Rule 13e-3.

☐
amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer: ☐

        Pharmacopeia, Inc., a Delaware corporation ("Pharmacopeia" or the "Company"), is filing this Tender Offer Statement on Schedule TO (the "Statement") under Section 13(e) of the Securities Exchange Act of 1934, as amended, in connection with its offer to purchase all outstanding options to purchase shares of its common stock, par value $0.01 per share ("Common Stock"), on the terms and subject to the conditions described in the Offer to Purchase for Cash All Outstanding Options to Purchase Common Stock, dated November 21, 2008, and related attachments thereto (the "Offer to Purchase"). The Offer to Purchase attached hereto as Exhibit (a)(1)(A), the Introductory Letter attached hereto as Exhibit (a)(1)(B), the Letter of Transmittal attached hereto as Exhibit (a)(1)(C), the Election Withdrawal Notice attached hereto as Exhibit (a)(1)(D), the Reminder Notices of Expiration of Offer attached hereto as Exhibit (a)(1)(E) and the Example of Personal Options Statement attached hereto as Exhibit (a)(1)(F), each of which may be amended or supplemented from time to time, together and with all schedules and annexes thereto, constitute the "Offer."

        The Offer is being made in connection with the expected merger of Margaux Acquisition Corp. ("Margaux"), a wholly owned subsidiary of Ligand Pharmaceuticals Incorporated ("Ligand"), with and into Pharmacopeia pursuant to an Agreement and Plan of Merger, dated as of September 24, 2008, by and among Ligand, Margaux, Latour Acquisition, LLC, ("Latour"), and Pharmacopeia (the "Merger Agreement"), which is attached hereto as Exhibit (d)(1). Pursuant to the Merger Agreement, Pharmacopeia will continue as the surviving corporation of the merger with Margaux, and Pharmacopeia will subsequently merge with and into Latour and Latour will continue as the surviving entity. The Merger Agreement and the transactions contemplated thereby are described in Ligand's Registration Statement on Form S-4 filed with the Securities and Exchange Commission on November 17, 2008 (the "Registration Statement / Prospectus"), attached hereto as Exhibit (d)(2).

        The information in the Offer is expressly incorporated in this Statement by reference in response to all of the items of this Statement, except as otherwise provided.

Item 1.    Summary Term Sheet.

        The information set forth in the Offer to Purchase under Section I ("Summary of Terms") is incorporated herein by reference.

Item 2.    Subject Company Information.

        (a)   The name of the subject company is Pharmacopeia, Inc., a Delaware corporation. The address of the Company's principal executive offices is 3000 Eastpark Boulevard, Cranbury, New Jersey 08512 and its telephone number is (609) 452-3600.

        (b)   The information set forth in the Offer to Purchase under Section I ("Summary of Terms") and Section III.1 ("General; Eligibility; Offer Expiration Time") is incorporated herein by reference.

        (c)   The information set forth in the Offer to Purchase under Section III.10 ("Price Range of Common Stock Underlying Options") is incorporated herein by reference.

Item 3.    Identity and Background of Filing Person.

        (a)   The Company is both the filing person and the subject company. The information set forth under Item 2(a) above and the information set forth in the Offer to Purchase under Schedule A: Information Concerning Our Directors and Executive Officers, is incorporated herein by reference.

Item 4.    Terms of the Transaction.

        (a)   The information set forth under Item 2(b) above and in the Offer to Purchase under Section I ("Summary of Terms"), Section II ("Risks Of Participating (or not Participating) in this Offer"), Section III.1 ("General; Eligibility; Offer Expiration Time"), Section III.2 ("Cash Payment for

Options"), Section III.3 ("Purpose"), Section III.4 ("Procedures for Tendering Options"), Section III.5 ("Withdrawal Rights"), Section III.6 ("Acceptance of and Payment for Options"), Section III.7 ("Extension of Offer; Termination; Amendment; Subsequent Offering Period"), Section III.8 ("Material U.S. Federal Income Tax Consequences"), Section III.9 ("Conditions to Completion of this Offer"), Section III.12 ("Status of Options Acquired by Us in this Offer; Accounting Consequences of this Offer"), Section III.13 ("Legal Matters; Regulatory Approvals"), and Section III.15 ("Source and Amount of Consideration") is incorporated herein by reference.

        (b)   The information set forth in the Offer to Purchase under Section I ("Summary of Terms") and Section III.11 ("Interests of Directors and Executive Officers; Transactions and Arrangements Concerning Options") is incorporated herein by reference.

Item 5.    Past Contacts, Transactions, Negotiations and Agreements.

        (e)   The information set forth in the Offer to Purchase under Section III.11 ("Interests of Directors and Executive Officers; Transactions and Arrangements Concerning Options") is incorporated herein by reference. The information in the Registration Statement / Prospectus under the sections entitled "Questions and Answers About the Mergers," "The Special Meeting of Pharmacopeia Stockholders—Vote Required for Approval," "The Mergers—General Description of the Mergers," "The Mergers—Treatment of Stock Options, Restricted Stock Units and Warrants," "The Mergers—Interests of Pharmacopeia's Executive Officers and Directors in the Merger," "Certain Terms of the Merger Agreement" and "Where You Can Find More Information" is incorporated herein by reference.

Item 6.    Purposes of the Transaction and Plans or Proposals.

        (a)   The information set forth in the Offer to Purchase under Section I ("Summary of Terms") and Section III.3 ("Purpose") is incorporated herein by reference.

        (b)   The information set forth in the Offer to Purchase under Section I ("Summary of Terms") and Section III.12 ("Status of Options Acquired by Us in this Offer; Accounting Consequences of this Offer") is incorporated herein by reference.

        (c)   The information set forth in the Offer to Purchase under Section I ("Summary of Terms"), Section II ("Risks of Participating (or not Participating) in this Offer"), Section III.3 ("Purpose") and Section III.9 ("Conditions to Completion of this Offer"), as well as the information set forth in the Registration Statement / Prospectus under the sections entitled "The Mergers" and "Certain Terms of the Merger Agreement," is incorporated herein by reference.

Item 7.    Source and Amount of Funds or Other Consideration.

        (a)   The information set forth in the Offer to Purchase under Section III.15 ("Source and Amount of Consideration") is incorporated herein by reference.

        (b)   Not applicable.

        (d)   Not applicable.

Item 8.    Interest in Securities of the Subject Company.

        (a)   The information set forth in the Offer to Purchase under Section III.11 ("Interests of Directors and Executive Officers; Transactions and Arrangements Concerning Options") and under Schedule A: Information Concerning Our Directors and Executive Officers, is incorporated herein by reference.

        (b)   The information set forth in the Offer to Purchase under Section III.11 ("Interests of Directors and Executive Officers; Transactions and Arrangements Concerning Options"), is incorporated herein by reference.

Item 9.    Persons/Assets Retained, Employed, Compensated or Used.

        (a)   Not applicable.

Item 10.    Financial Statements.

        (a)   Not applicable.

        (b)   Not applicable.

Item 11.    Additional Information.

        (a)   The information set forth in the Offer to Purchase under Section III.11 ("Interests of Directors and Executive Officers; Transactions and Arrangements Concerning Options") and Section III.13 ("Legal Matters; Regulatory Approvals") is incorporated herein by reference.

        (b)   Not applicable.

Item 12.    Exhibits.

(a)(1)(A)	Offer to Purchase For Cash All Outstanding Options to Purchase Common Stock, dated November 21, 2008.
(a)(1)(B)	Form of Introductory Letter.
(a)(1)(C)	Form of Letter of Transmittal.
(a)(1)(D)	Form of Election Withdrawal Notice.
(a)(1)(E)	Form of Reminder Notices of Expiration of Offer.
(a)(1)(F)	Example of Personal Options Statement.
(a)(1)(G)
Pharmacopeia's Annual Report on Form 10-K for the fiscal year ended December 31, 2007, filed with the Securities and Exchange Commission on March 6, 2008 (File No. 0-50523) (incorporated herein by reference).
(a)(1)(H)
Pharmacopeia's Annual Report on Form 10-K/A for the fiscal year ended December 31, 2008, filed with the Securities and Exchange Commission on March 14, 2008 (File No. 0-50523) (incorporated herein by reference).
(a)(1)(I)
Pharmacopeia's Quarterly Report on Form 10-Q for the fiscal quarter ended March 31, 2008, filed with the Securities and Exchange Commission on May 8, 2008 (File No. 0-50523) (incorporated herein by reference).
(a)(1)(J)
Pharmacopeia's Quarterly Report on Form 10-Q for the fiscal quarter ended June 30, 2008, filed with the Securities and Exchange Commission on July 31, 2008 (File No. 0-50523) (incorporated herein by reference).
(a)(1)(K)
Pharmacopeia's Quarterly Report on Form 10-Q for the fiscal quarter ended September 30, 2008, filed with the Securities and Exchange Commission on November 06, 2008 (File No. 0-50523) (incorporated herein by reference).

(a)(1)(L)	Pharmacopeia's Definitive Proxy Statement on Schedule 14A, filed with the Securities and Exchange Commission on March 24, 2008 (File No. 0-50523) (incorporated herein by reference).
(a)(1)(M)	Pharmacopeia's Current Report on Form 8-K filed with the Securities and Exchange Commission on February 11, 2008 (File No. 0-50523) (incorporated herein by reference).
(a)(1)(N)	Pharmacopeia's Current Report on Form 8-K filed with the Securities and Exchange Commission on February 28, 2008 (File No. 0-50523) (incorporated herein by reference).
(a)(1)(O)	Pharmacopeia's Current Report on Form 8-K filed with the Securities and Exchange Commission on March 25, 2008 (File No. 0-50523) (incorporated herein by reference).
(a)(1)(P)	Pharmacopeia's Current Report on Form 8-K filed with the Securities and Exchange Commission on April 10, 2008 (File No. 0-50523) (incorporated herein by reference).
(a)(1)(Q)	Pharmacopeia's Current Report on Form 8-K filed with the Securities and Exchange Commission on May 6, 2008 (File No. 0-50523) (incorporated herein by reference).
(a)(1)(R)	Pharmacopeia's Current Report on Form 8-K filed with the Securities and Exchange Commission on May 13, 2008 (File No. 0-50523) (incorporated herein by reference).
(a)(1)(S)	Pharmacopeia's Current Report on Form 8-K filed with the Securities and Exchange Commission on May 16, 2008 (File No. 0-50523) (incorporated herein by reference).
(a)(1)(T)	Pharmacopeia's Current Report on Form 8-K filed with the Securities and Exchange Commission on May 30, 2008 (File No. 0-50523) (incorporated herein by reference).
(a)(1)(U)	Pharmacopeia's Current Report on Form 8-K filed with the Securities and Exchange Commission on August 5, 2008 (File No. 0-50523) (incorporated herein by reference).
(a)(1)(V)	Pharmacopeia's Current Report on Form 8-K filed with the Securities and Exchange Commission on September 23, 2008 (File No. 0-50523) (incorporated herein by reference).
(a)(1)(W)	Pharmacopeia's Current Report on Form 8-K filed with the Securities and Exchange Commission on September 25, 2008 (File No. 0-50523) (incorporated herein by reference).
(a)(1)(X)	Pharmacopeia's Current Report on Form 8-K/A filed with the Securities and Exchange Commission on September 25, 2008 (File No. 0-50523) (incorporated herein by reference).
(a)(1)(Y)	Pharmacopeia's Current Report on Form 8-K filed with the Securities and Exchange Commission on September 26, 2008 (File No. 0-50523) (incorporated herein by reference).
(a)(1)(Z)	Pharmacopeia's Current Report on Form 8-K filed with the Securities and Exchange Commission on October 3, 2008 (File No. 0-50523) (incorporated herein by reference).
(a)(1)(AA)	Pharmacopeia's Current Report on Form 8-K filed with the Securities and Exchange Commission on October 14, 2008 (File No. 0-50523) (incorporated herein by reference).
(a)(1)(BB)	Pharmacopeia's Current Report on Form 8-K filed with the Securities and Exchange Commission on October 28, 2008 (File No. 0-50523) (incorporated herein by reference).
(a)(1)(CC)	Pharmacopeia's Current Report on Form 8-K filed with the Securities and Exchange Commission on November 3, 2008 (File No. 0-50523) (incorporated herein by reference).

(a)(1)(DD)	Pharmacopeia's Current Report on Form 8-K filed with the Securities and Exchange Commission on November 4, 2008 (File No. 0-50523) (incorporated herein by reference).
(a)(1)(EE)	Pharmacopeia's Current Report on Form 8-K filed with the Securities and Exchange Commission on November 6, 2008 (File No. 0-50523) (incorporated herein by reference).
(a)(1)(FF)	Pharmacopeia's Current Report on Form 8-K filed with the Securities and Exchange Commission on November 7, 2008 (File No. 0-50523) (incorporated herein by reference).
(a)(1)(GG)	Pharmacopeia's Current Report on Form 8-K filed with the Securities and Exchange Commission on November 12, 2008 (File No. 0-50523) (incorporated herein by reference).
(a)(2)	Not applicable.
(a)(3)	Not applicable.
(a)(4)	Not applicable.
(a)(5)	Not applicable.
(b)	Not applicable.
(d)(1)
Agreement and Plan of Merger by and among Ligand Pharmaceuticals Incorporated, Margaux Acquisition Corp., Latour Acquisition, LLC, and Pharmacopeia, Inc., dated as of September 24, 2008 (incorporated herein by reference to Exhibit 2.1 to the Current Report on Form 8-K/A filed by Pharmacopeia, Inc. with the Securities and Exchange Commission on September 25, 2008).
(d)(2)	Registration Statement on Form S-4 filed by Ligand Pharmaceuticals Incorporated with the Securities and Exchange Commission on November 17, 2008 (incorporated herein by reference).
(d)(3)	Amended 1994 Incentive Stock Plan of Pharmacopeia, Inc. (incorporated herein by reference to Exhibit 10.5 to Accelrys Inc.'s Annual Report on Form 10-K for the fiscal year ended December 31, 1995).
(d)(4)
Amendments No. 1, 2, 4, 5, 6, and 7 to the Amended 1994 Incentive Stock Plan of Pharmacopeia, Inc. (each incorporated herein by reference to Exhibits 10.1(a), 10.1(b), 10.1(d), 10.1(e), 10.1(f), and 10.1(g) respectively to Accelrys Inc.'s Annual Report on Form 10-K for the fiscal year ended December 31, 2000).
(d)(5)
Amendment No. 3 to the Amended 1994 Incentive Stock Plan of Pharmacopeia, Inc. (incorporated herein by reference to Exhibit 10.5(a) to Accelrys Inc.'s Quarterly Report on Form 10-Q for the fiscal quarter ended June 30, 1997).
(d)(6)
Amendment No. 8 to the Amended 1994 Incentive Stock Plan of Pharmacopeia, Inc. (incorporated herein by reference to Exhibit 10.54 to Accelrys Inc.'s Quarterly Report on Form 10-Q for the fiscal quarter ended June 30, 2000).
(d)(7)
Amendment No. 9 to the Amended 1994 Incentive Stock Plan of Pharmacopeia, Inc. (incorporated herein by reference to Exhibit 10.1(i) to Accelrys Inc.'s Quarterly Report on Form 10-Q for the fiscal quarter ended March 31, 2002).
(d)(8)
1995 Director Option Plan of Pharmacopeia, Inc. (incorporated herein by reference to Exhibit 10.7 to the Accelrys Inc. Registration Statement on Form S-1 (Reg. No. 333-98246) filed with the Securities and Exchange Commission).

(d)(9)	Amendment No. 1 to the 1995 Director Option Plan of Pharmacopeia, Inc. (incorporated herein by reference to Exhibit 10.3(a) to Accelrys Inc.'s Annual Report on Form 10-K for the fiscal year ended December 31, 2000).
(d)(10)
Amendment No. 2 to the 1995 Director Option Plan of Pharmacopeia, Inc. (incorporated herein by reference to Exhibit 10.3(b) to Accelrys Inc.'s Quarterly Report on Form 10-Q for the fiscal quarter ended March 31, 2001).
(d)(11)	Pharmacopeia, Inc. 2000 Stock Option Plan (incorporated herein by reference to Exhibit 10.23 to Accelrys Inc.'s Annual Report on Form 10-K for the fiscal year ended December 31, 2000).
(d)(12)
Amended and Restated Pharmacopeia Drug Discovery, Inc. 2004 Stock Incentive Plan (incorporated herein by reference to Appendix A to Pharmacopeia Inc.'s Definitive Proxy Statement on Schedule 14A filed with the Securities and Exchange Commission on March 26, 2007).
(g)	Not Applicable.
(h)	Not Applicable.

Item 13.    Information Required by Schedule 13E-3.

        Not Applicable.

 SIGNATURES

        After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: November 21, 2008

PHARMACOPEIA, INC.
By:	/s/ BRIAN M. POSNER Brian M. Posner Executive Vice President, Chief Financial Officer and Treasurer

 EXHIBIT INDEX

(a)(1)(A)	Offer to Purchase For Cash All Outstanding Options to Purchase Common Stock, dated November 21, 2008.
(a)(1)(B)	Form of Introductory Letter.
(a)(1)(C)	Form of Letter of Transmittal.
(a)(1)(D)	Form of Election Withdrawal Notice.
(a)(1)(E)	Form of Reminder Notices of Expiration of Offer.
(a)(1)(F)	Example of Personal Options Statement.
(a)(1)(G)
Pharmacopeia's Annual Report on Form 10-K for the fiscal year ended December 31, 2007, filed with the Securities and Exchange Commission on March 6, 2008 (File No. 0-50523) (incorporated herein by reference).
(a)(1)(H)
Pharmacopeia's Annual Report on Form 10-K/A for the fiscal year ended December 31, 2008, filed with the Securities and Exchange Commission on March 14, 2008 (File No. 0-50523) (incorporated herein by reference).
(a)(1)(I)
Pharmacopeia's Quarterly Report on Form 10-Q for the fiscal quarter ended March 31, 2008, filed with the Securities and Exchange Commission on May 8, 2008 (File No. 0-50523) (incorporated herein by reference).
(a)(1)(J)
Pharmacopeia's Quarterly Report on Form 10-Q for the fiscal quarter ended June 30, 2008, filed with the Securities and Exchange Commission on July 31, 2008 (File No. 0-50523) (incorporated herein by reference).
(a)(1)(K)
Pharmacopeia's Quarterly Report on Form 10-Q for the fiscal quarter ended September 30, 2008, filed with the Securities and Exchange Commission on November 06, 2008 (File No. 0-50523) (incorporated herein by reference).
(a)(1)(L)	Pharmacopeia's Definitive Proxy Statement on Schedule 14A, filed with the Securities and Exchange Commission on March 24, 2008 (File No. 0-50523) (incorporated herein by reference).
a)(1)(M)	Pharmacopeia's Current Report on Form 8-K filed with the Securities and Exchange Commission on February 11, 2008 (File No. 0-50523) (incorporated herein by reference).
(a)(1)(N)	Pharmacopeia's Current Report on Form 8-K filed with the Securities and Exchange Commission on February 28, 2008 (File No. 0-50523) (incorporated herein by reference).
(a)(1)(O)	Pharmacopeia's Current Report on Form 8-K filed with the Securities and Exchange Commission on March 25, 2008 (File No. 0-50523) (incorporated herein by reference).
(a)(1)(P)	Pharmacopeia's Current Report on Form 8-K filed with the Securities and Exchange Commission on April 10, 2008 (File No. 0-50523) (incorporated herein by reference).
(a)(1)(Q)	Pharmacopeia's Current Report on Form 8-K filed with the Securities and Exchange Commission on May 6, 2008 (File No. 0-50523) (incorporated herein by reference).
(a)(1)(R)	Pharmacopeia's Current Report on Form 8-K filed with the Securities and Exchange Commission on May 13, 2008 (File No. 0-50523) (incorporated herein by reference).
(a)(1)(S)	Pharmacopeia's Current Report on Form 8-K filed with the Securities and Exchange Commission on May 16, 2008 (File No. 0-50523) (incorporated herein by reference).

(a)(1)(T)	Pharmacopeia's Current Report on Form 8-K filed with the Securities and Exchange Commission on May 30, 2008 (File No. 0-50523) (incorporated herein by reference).
(a)(1)(U)	Pharmacopeia's Current Report on Form 8-K filed with the Securities and Exchange Commission on August 5, 2008 (File No. 0-50523) (incorporated herein by reference).
(a)(1)(V)	Pharmacopeia's Current Report on Form 8-K filed with the Securities and Exchange Commission on September 23, 2008 (File No. 0-50523) (incorporated herein by reference).
(a)(1)(W)	Pharmacopeia's Current Report on Form 8-K filed with the Securities and Exchange Commission on September 25, 2008 (File No. 0-50523) (incorporated herein by reference).
(a)(1)(X)	Pharmacopeia's Current Report on Form 8-K/A filed with the Securities and Exchange Commission on September 25, 2008 (File No. 0-50523) (incorporated herein by reference).
(a)(1)(Y)	Pharmacopeia's Current Report on Form 8-K filed with the Securities and Exchange Commission on September 26, 2008 (File No. 0-50523) (incorporated herein by reference).
(a)(1)(Z)	Pharmacopeia's Current Report on Form 8-K filed with the Securities and Exchange Commission on October 3, 2008 (File No. 0-50523) (incorporated herein by reference).
(a)(1)(AA)	Pharmacopeia's Current Report on Form 8-K filed with the Securities and Exchange Commission on October 14, 2008 (File No. 0-50523) (incorporated herein by reference).
(a)(1)(BB)	Pharmacopeia's Current Report on Form 8-K filed with the Securities and Exchange Commission on October 28, 2008 (File No. 0-50523) (incorporated herein by reference).
(a)(1)(CC)	Pharmacopeia's Current Report on Form 8-K filed with the Securities and Exchange Commission on November 3, 2008 (File No. 0-50523) (incorporated herein by reference).
(a)(1)(DD)	Pharmacopeia's Current Report on Form 8-K filed with the Securities and Exchange Commission on November 4, 2008 (File No. 0-50523) (incorporated herein by reference).
(a)(1)(EE)	Pharmacopeia's Current Report on Form 8-K filed with the Securities and Exchange Commission on November 6, 2008 (File No. 0-50523) (incorporated herein by reference).
(a)(1)(FF)	Pharmacopeia's Current Report on Form 8-K filed with the Securities and Exchange Commission on November 7, 2008 (File No. 0-50523) (incorporated herein by reference).
(a)(1)(GG)	Pharmacopeia's Current Report on Form 8-K filed with the Securities and Exchange Commission on November 12, 2008 (File No. 0-50523) (incorporated herein by reference).
(a)(2)	Not applicable.
(a)(3)	Not applicable.
(a)(4)	Not applicable.
(a)(5)	Not applicable.
(b)	Not applicable.

(d)(1)	Agreement and Plan of Merger by and among Ligand Pharmaceuticals Incorporated, Margaux Acquisition Corp., Latour Acquisition, LLC, and Pharmacopeia, Inc., dated as of September 24, 2008 (incorporated herein by reference to Exhibit 2.1 to the Current Report on Form 8-K/A filed by Pharmacopeia, Inc. with the Securities and Exchange Commission on September 25, 2008).
(d)(2)	Registration Statement on Form S-4 filed by Ligand Pharmaceuticals Incorporated with the Securities and Exchange Commission on November 17, 2008 (incorporated herein by reference).
(d)(3)	Amended 1994 Incentive Stock Plan of Pharmacopeia, Inc. (incorporated herein by reference to Exhibit 10.5 to Accelrys Inc.'s Annual Report on Form 10-K for the fiscal year ended December 31, 1995).
(d)(4)
Amendments No. 1, 2, 4, 5, 6, and 7 to the Amended 1994 Incentive Stock Plan of Pharmacopeia, Inc. (each incorporated herein by reference to Exhibits 10.1(a), 10.1(b), 10.1(d), 10.1(e), 10.1(f), and 10.1(g) respectively to Accelrys Inc.'s Annual Report on Form 10-K for the fiscal year ended December 31, 2000).
(d)(5)
Amendment No. 3 to the Amended 1994 Incentive Stock Plan of Pharmacopeia, Inc. (incorporated herein by reference to Exhibit 10.5(a) to Accelrys Inc.'s Quarterly Report on Form 10-Q for the fiscal quarter ended June 30, 1997).
(d)(6)
Amendment No. 8 to the Amended 1994 Incentive Stock Plan of Pharmacopeia, Inc. (incorporated herein by reference to Exhibit 10.54 to Accelrys Inc.'s Quarterly Report on Form 10-Q for the fiscal quarter ended June 30, 2000).
(d)(7)
Amendment No. 9 to the Amended 1994 Incentive Stock Plan of Pharmacopeia, Inc. (incorporated herein by reference to Exhibit 10.1(i) to Accelrys Inc.'s Quarterly Report on Form 10-Q for the fiscal quarter ended March 31, 2002).
(d)(8)
1995 Director Option Plan of Pharmacopeia, Inc. (incorporated herein by reference to Exhibit 10.7 to the Accelrys Inc. Registration Statement on Form S-1 (Reg. No. 333-98246) filed with the Securities and Exchange Commission).
(d)(9)
Amendment No. 1 to the 1995 Director Option Plan of Pharmacopeia, Inc. (incorporated herein by reference to Exhibit 10.3(a) to Accelrys Inc.'s Annual Report on Form 10-K for the fiscal year ended December 31, 2000).
(d)(10)
Amendment No. 2 to the 1995 Director Option Plan of Pharmacopeia, Inc. (incorporated herein by reference to Exhibit 10.3(b) to Accelrys Inc.'s Quarterly Report on Form 10-Q for the fiscal quarter ended March 31, 2001).
(d)(11)	Pharmacopeia, Inc. 2000 Stock Option Plan (incorporated herein by reference to Exhibit 10.23 to Accelrys Inc.'s Annual Report on Form 10-K for the fiscal year ended December 31, 2000).
(d)(12)
Amended and Restated Pharmacopeia Drug Discovery, Inc. 2004 Stock Incentive Plan (incorporated herein by reference to Appendix A to Pharmacopeia Inc.'s Definitive Proxy Statement on Schedule 14A filed with the Securities and Exchange Commission on March 26, 2007).
(g)	Not Applicable.
(h)	Not Applicable.

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TABLE OF CONTENTS
  Item 1. Summary Term Sheet.
  Item 2. Subject Company Information.
  Item 3. Identity and Background of Filing Person.
  Item 4. Terms of the Transaction.
  Item 5. Past Contacts, Transactions, Negotiations and Agreements.
  Item 6. Purposes of the Transaction and Plans or Proposals.
  Item 7. Source and Amount of Funds or Other Consideration.
  Item 8. Interest in Securities of the Subject Company.
  Item 9. Persons/Assets Retained, Employed, Compensated or Used.
  Item 10. Financial Statements.
  Item 11. Additional Information.
  Item 12. Exhibits.
  Item 13. Information Required by Schedule 13E-3.
SIGNATURES
EXHIBIT INDEX